Exhibit 99.3

Aeterna Zentaris Inc.

Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended
December 31, 2015, 2014 and 2013
(presented in thousands of US dollars)

Aeterna Zentaris Inc.
Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013

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Independent Auditor's Report

To the Shareholders of
Aeterna Zentaris Inc.

We have audited the accompanying consolidated financial statements of Aeterna Zentaris Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014 and the consolidated statements of changes in shareholders' equity, comprehensive (loss) income and cash flows for each of the three years in the period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aeterna Zentaris Inc. and its subsidiaries as at December 31, 2015 and December 31, 2014 and their financial performance and their cash flows for each of the three years in the period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Quebec, Quebec, Canada
March 29, 2016

1 CPA auditor, CA, public accountancy permit No. A121191

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Aeterna Zentaris Inc.
Consolidated Statements of Financial Position
(in thousands of US dollars)

	December 31, 2015	December 31, 2014
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 7)	41,450	34,931
Trade and other receivables (note 8)	598	867
Prepaid expenses and other current assets	346	419
	42,394	36,217
Restricted cash equivalents (note 9)	255	760
Property, plant and equipment (note 10)	256	797
Identifiable intangible assets (note 11)	237	352
Other non-current assets	520	622
Goodwill (note 12)	7,836	8,687
	51,498	47,435
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 13)	4,172	5,799
Provision for restructuring costs (note 14)	598	1,505
Current portion of deferred revenues (note 5)	244	270
Current portion of warrant liability (note 15)	1,411	—
	6,425	7,574
Deferred revenues (note 5)	487	809
Warrant liability (note 15)	9,480	8,225
Employee future benefits (note 19)	12,656	15,053
Provisions and other non-current liabilities (note 16)	835	1,290
	29,883	32,951
SHAREHOLDERS' EQUITY
Share capital (note 17)	204,596	150,544
Other capital	87,508	86,639
Deficit	(271,621)	(222,322)
Accumulated other comprehensive income (loss)	1,132	(377)
	21,615	14,484
	51,498	47,435
Commitments and contingencies (note 25)
Subsequent event (note 28)
The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

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Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2015, 2014 and 2013
(in thousands of US dollars, except share data)

	Common shares (number of)[1,2]	Share capital	Pre-funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2015	655,091	150,544	—	86,639	(222,322)	(377)	14,484
Net loss	—	—	—	—	(50,143)	—	(50,143)
Other comprehensive loss:							—
Foreign currency translation adjustments	—	—	—	—	—	1,509	1,509
Actuarial gain on defined benefit plans (note 19)	—	—	—	—	844	—	844
Comprehensive loss	—	—	—	—	(49,299)	1,509	(47,790)
Share issuances in connection with public offerings (note 17)	3,250,481	14,322	—	—	—	—	14,322
Pre-funded warrant issuances in connection with a public offering (note 17)	—	—	8,653	—	—	—	8,653
Share issuances pursuant to the exercise of pre-funded warrants (note 17)	346,294	8,653	(8,653)	—	—	—	—
Share issuances pursuant to the exercise of warrants (other than pre-funded warrants) (notes 15 and 17)	5,676,831	31,077	—	—	—	—	31,077
Share-based compensation costs	—	—	—	869	—	—	869
Balance - December 31, 2015	9,928,697	204,596	—	87,508	(271,621)	1,132	21,615

	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive (loss) income	Total
		$	$	$	$	$
Balance - January 1, 2014	453,120	134,101	86,107	(203,925)	781	17,064
Net loss	—	—	—	(16,564)	—	(16,564)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(1,158)	(1,158)
Actuarial loss on defined benefit plans (note 19)	—	—	—	(1,833)	—	(1,833)
Comprehensive loss	—	—	—	(18,397)	(1,158)	(19,555)
Share issuances in connection with a public offering (note 17)	110,000	4,340	—	—	—	4,340
Share issuances in connection with "At-the-Market" drawdowns (note 17)	91,971	12,103	—	—	—	12,103
Share-based compensation costs		—	532	—	—	532
Balance - December 31, 2014	655,091	150,544	86,639	(222,322)	(377)	14,484
_________________________
1    Issued and paid in full.

[2]
Adjusted to reflect the November 17, 2015 100-to-1 Share Consolidation (see note 1 – Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation; and note 17 – Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2015, 2014 and 2013
(in thousands of US dollars, except share data)

	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2013	253,293	122,791	83,892	(213,086)	(292)	(6,695)
Net income	—	—	—	6,815	—	6,815
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	1,073	1,073
Actuarial gain on defined benefit plans (note 19)	—	—	—	2,346	—	2,346
Comprehensive income	—	—	—	9,161	1,073	10,234
Share issuances in connection with registered direct and public offerings	183,000	8,573	—	—	—	8,573
Share issuances in connection with "At-the-Market" drawdowns	16,827	2,737	—	—	—	2,737
Share-based compensation costs	—	—	2,215	—	—	2,215
Balance - December 31, 2013	453,120	134,101	86,107	(203,925)	781	17,064
_________________________

[1]	Issued and paid in full.

[2]
Adjusted to reflect the November 17, 2015 100-to-1 Share Consolidation (see note 1 – Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparations; and note 17 – Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Comprehensive (Loss) Income
For the years ended December 31, 2015, 2014 and 2013
(in thousands of US dollars, except share and per share data)

	Years ended December 31,
	2015	2014	2013
	$	$	$
Revenues
Sales commission and other	297	—	96
License fees (note 5)	248	11	6,079
	545	11	6,175
Operating expenses (note 18)
Cost of sales	—	—	51
Research and development costs	17,234	23,716	21,284
General and administrative expenses	11,308	9,840	11,091
Selling expenses	6,887	3,850	1,225
	35,429	37,406	33,651
Loss from operations	(34,884)	(37,395)	(27,476)

Finance income (note 20)	305	20,319	1,748
Finance costs (note 20)	(15,649)	—	(1,512)
Net finance (costs) income	(15,344)	20,319	236
Loss before income taxes	(50,228)	(17,076)	(27,240)
Income tax expense (note 22)	—	(111)	—
Net loss from continuing operations	(50,228)	(17,187)	(27,240)
Net income from discontinued operations (note 6)	85	623	34,055
Net (loss) income	(50,143)	(16,564)	6,815
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	1,509	(1,158)	1,073
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans (note 19)	844	(1,833)	2,346
Comprehensive (loss) income	(47,790)	(19,555)	10,234
Net loss per share (basic and diluted) from continuing operations (note 26)[1]	(18.17)	(29.12)	(92.41)
Net income per share (basic and diluted) from discontinued operations (notes 6 and 26)[1]	0.03	1.06	115.53
Net (loss) income per share (basic and diluted) (note 26)[1]	(18.14)	(28.06)	23.12
Weighted average number of shares outstanding (notes 17 and 26):[1]
Basic	2,763,603	590,247	294,765
Diluted	3,424,336	590,247	294,765

[1]
Adjusted to reflect the November 17, 2015 100-to-1 Share Consolidation (see note 1 – Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation; and note 17 – Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2015, 2014 and 2013
(in thousands of US dollars)

	Years ended December 31,
	2015	2014	2013
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(50,228)	(17,187)	(27,240)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 15)	10,956	(18,272)	(1,563)
Provision for restructuring costs (note 14)	932	2,489	—
Depreciation, amortization and impairment (notes 10 and 11)	341	878	949
Share-based compensation costs (note 17)	919	497	2,215
Employee future benefits (note 19)	351	605	470
Amortization of deferred revenues (note 5)	(248)	—	(6,046)
Foreign exchange loss (gain) on items denominated in foreign currencies	1,581	(1,164)	1,078
Gain on disposal of property, plant and equipment	(264)	(66)	—
Amortization of prepaid expenses and other non-cash items	154	2,640	6,831
Gain associated with the extinguishment of warrant liability (note 17)	(162)	—	—
Transaction costs allocated to warrants issued (note 17)	2,208	666	1,165
Series B Warrant exercise inducement fee (note 15)	2,926	—	—
Changes in operating assets and liabilities (note 21)	(3,395)	(1,873)	(7,990)
Net cash provided by (used in) operating activities of discontinued operations (note 6)	85	(295)	10,147
Net cash used in operating activities	(33,844)	(31,082)	(19,984)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants (including pre-funded warrants), net of cash transaction costs of $4,223 in 2015, $1,348 in 2014 and $2,119 in 2013 (note 17)	49,427	24,358	23,708
Series B Warrrant exercise inducement fee (note 17)	(2,926)	—	—
Payment pursuant to warrant amendment agreements (note 15)	(5,703)	—	—
Net cash provided by financing activities	40,798	24,358	23,708
Cash flows from investing activities
Purchase of property, plant and equipment (note 10)	(26)	(127)	(85)
Disposals of property, plant and equipment (note 10)	505	66	—
Decrease in restricted cash equivalents	434	—	—
Net cash provided by investing activities of discontinued operations	—	—	113
Net cash provided by (used in) investing activities	913	(61)	28
Effect of exchange rate changes on cash and cash equivalents	(1,348)	(1,486)	(71)
Net change in cash and cash equivalents	6,519	(8,271)	3,681
Cash and cash equivalents – Beginning of the year	34,931	43,202	39,521
Cash and cash equivalents – End of the year	41,450	34,931	43,202
The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation
Summary of business
Aeterna Zentaris Inc. (the "Company") is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women's health.
Liquidity risk
The Company has a history of operating losses, due largely to significant research and development ("R&D") investment, as well as to the incurrence of substantial selling expenses and general and administrative expenses ("G&A"). The Company has financed its operations more recently through different sources, including the issuance of common shares and warrants and the conclusion of strategic alliances with licensee partners and other collaborators. The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. See note 23 – Capital disclosures and note 24(b) – Financial instruments and financial risk management – Liquidity risk.
Reporting entity
The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries (collectively referred to as the "Group"). Aeterna Zentaris Inc. is the ultimate parent company of the Group.
The Company currently has three wholly owned direct and indirect subsidiaries, Aeterna Zentaris GmbH ("AEZS Germany"), based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the United States.
The registered office of the Company is located at 1 Place Ville Marie, Suite 2500, Montreal, Quebec H3B 1R1, Canada.
The Company's common shares are listed both on the Toronto Stock Exchange (the "TSX") and on the NASDAQ Capital Market (the "NASDAQ").
Share consolidation (reverse stock split)
On November 17, 2015, the Company effected a consolidation of its issued and outstanding common shares on a 100-to-1 basis (the "Share Consolidation"). The Share Consolidation affected all shareholders, option holders and warrant holders uniformly and thus did not materially affect any security holder's percentage of ownership interest. All references in these consolidated financial statements to common shares, options and share purchase warrants have been retroactively adjusted to reflect the Share Consolidation.
Basis of preparation

(a)	Statement of compliance
The consolidated financial statements as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
These consolidated financial statements were approved by the Company's Board of Directors on March 29, 2016.
The accompanying consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the warrant liability, which is measured at fair value.
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management's judgment in applying the Company's accounting policies. Areas involving a high

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

degree of judgment or complexity and areas where assumptions and estimates are significant to the Company's consolidated financial statements are discussed in note 3 – Critical accounting estimates and judgments.

(b)	Principles of consolidation
These consolidated financial statements include any entity in which the Company directly or indirectly holds more than 50% of the voting rights or over which the Company exercises control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All inter-company balances and transactions are eliminated on consolidation.

(c)	Foreign currency
Items included in the financial statements of the Group's entities are measured using the currency of the primary economic environment in which the entities operate (the "functional currency"). On January 1, 2015, the Company and its US subsidiary, Aeterna Zentaris, Inc., changed their functional currency from the Euro ("EUR") to the US dollar, given that changes to underlying transactions, events and conditions indicated that the US dollar more appropriately reflects the primary economic environment in which these entities operate. This change in functional currency was accounted for prospectively. The functional currency of the German subsidiaries remains the EUR.
Assets and liabilities of the German subsidiaries are translated from EUR balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive (loss) income within shareholders' equity.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the underlying transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency are recognized in the consolidated statement of comprehensive (loss) income.
Foreign exchange gains and losses that relate to cash and cash equivalents are presented within finance income or finance costs in the consolidated statement of comprehensive (loss) income. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive (loss) income within operating expenses.

(d)	Reclassification
In light of the increased level of commercial initiatives, management determined that in order to appropriately reflect the current nature of the Company's operations, the former consolidated statement of comprehensive loss line item "Selling, general and administrative expenses" should be disaggregated into two separate line items: "General and administrative expenses" and "Selling expenses". Comparative amounts have been disaggregated consistently.

2	Summary of significant accounting policies
The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by all Group entities.
Cash and cash equivalents
Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.
Restricted cash equivalents
Restricted cash equivalents are comprised of a bank deposit, related to a guarantee for a long-term operating lease obligation, that cannot be used for current purposes.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Property, plant and equipment and depreciation
Items of property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period
Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term
Depreciation expense, which is recorded in the consolidated statement of comprehensive (loss) income, is allocated to the appropriate functional expense categories to which the underlying items of property, plant and equipment relate.
Identifiable intangible assets and amortization
Identifiable intangible assets with finite useful lives consist of in-process R&D acquired in business combinations, patents and trademarks. In-process R&D acquired in business combinations is recognized at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants, impairment losses, where applicable, and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized, from the time at which the assets are available for use, on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense, which is recorded in the consolidated statement of comprehensive (loss) income, is allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate.
Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to each cash-generating unit ("CGU") or group of CGUs that are expected to benefit from the related business combination.
Impairment of assets
Items of property, plant and equipment and identifiable intangible assets with finite lives subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset's recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate, and are recorded in the consolidated statement of comprehensive (loss) income.
Items of property, plant and equipment and amortizable identifiable intangible assets with finite lives that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset's recoverable amount. However, an asset's carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.
Goodwill is not subject to amortization and instead is tested for impairment annually or more often if there is an indication that the CGU to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

whether the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. In the event that the carrying amount of goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill are not subsequently reversed.
Share purchase warrants
Share purchase warrants are classified as liabilities when the Company does not have the unconditional right to avoid delivering cash to the holders in the future. Each of the Company's share purchase warrants contains a written put option, arising upon the occurrence of a Fundamental Transaction, as that term is defined in the share purchase warrants, including a change of control. As a result of the existence of these put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a financial liability, since such contingency could ultimately result in the transfer of assets by the Company.
The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the share purchase warrants are expensed as incurred.
The warrant liability is classified as non-current, unless the underlying share purchase warrants are about to expire or be settled within 12 months from the end of a given reporting period.
Employee benefits
Salaries and other short-term benefits
Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive (loss) income over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.
Post-employment benefits
The Company's subsidiary in Germany maintains defined contribution and unfunded defined benefit plans, as well as other benefit plans for its employees. For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on a quarterly basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, the projected age of employees upon retirement, the expected rate of future compensation and employee turnover.
The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive (loss) income, net of tax, and simultaneously reclassified in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive (loss) income in subsequent periods.
For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive (loss) income as incurred–namely, over the period that the related employee service is rendered.
Termination benefits
Termination benefits are recognized in the consolidated statement of comprehensive (loss) income when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan to terminate employment earlier than originally expected. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Financial instruments
The Company classifies its financial instruments in the following categories: "Financial assets at fair value through profit or loss ("FVTPL"); "Loans and receivables"; "Financial liabilities at "FVTPL"; and "Other financial liabilities".
Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(a)	Classification
Financial assets at fair value through profit or loss
Financial assets at FVTPL are financial assets held for trading. Fair value is defined as the amount at which the financial assets could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A financial asset is classified as at FVTPL if the instrument is acquired or received as consideration principally for the purpose of selling in the short-term. Financial assets at FVTPL are classified as current assets if expected to be settled within 12 months from the end of a given reporting period; otherwise, the assets are classified as non-current.
As at December 31, 2015 and 2014, the Company held no assets classified as financial assets at FVTPL.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in current assets, except for instruments with maturities greater than 12 months after the end of a given reporting period or where restrictions apply that limit the Company from using the instrument for current purposes, which are classified as non-current assets.
The Company's loans and receivables are comprised of cash and cash equivalents, trade and other receivables and restricted cash equivalents.
Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are financial liabilities held for trading. A financial liability is classified as at FVTPL if the instrument is acquired or incurred principally for the purpose of selling or repurchasing in the short-term or where the Company does not have the unconditional right to avoid delivering cash or another financial asset to the holders in certain circumstances. Financial liabilities at FVTPL are classified as current liabilities if required to be settled within 12 months from the end of a given reporting period; otherwise, the liabilities are classified as non-current.
Financial liabilities at FVTPL are currently comprised of the Company's warrant liability.
Other financial liabilities
Other financial liabilities include trade accounts payable and accrued liabilities, provision for restructuring and other non-current liabilities.

(b)	Recognition and measurement
Financial assets at fair value through profit or loss
Financial assets at FVTPL are recognized on the settlement date, which is the date on which the asset is delivered to the Company. Financial assets at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive (loss) income. Financial assets at FVTPL are derecognized when the right to receive cash flows from the underlying investment have expired or have been transferred and when the Group has transferred substantially all risks and rewards of ownership. Gains and losses arising from changes in the fair value of financial assets at FVTPL are presented in the consolidated statement of comprehensive (loss) income within finance income or finance costs in the period in which they arise.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Loans and receivables
Loans and receivables are recognized on the settlement date and are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.
Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are recognized on the settlement date. Financial liabilities at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive (loss) income. Gains and losses arising from changes in the fair value of financial liabilities at FVTPL are presented in the consolidated statement of comprehensive (loss) income within finance income or finance costs in the period in which they arise.
Other financial liabilities
Financial instruments classified as "Other financial liabilities" are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.

(c)	Impairment
Financial assets measured at amortized cost are reviewed for impairment at each reporting date. Where there is objective evidence that impairment exists for a financial asset measured at amortized cost, an impairment charge equivalent to the difference between the asset's carrying amount and the present value of estimated future cash flows is recorded in the consolidated statement of comprehensive (loss) income. The expected cash flows exclude future credit losses that have not been incurred and are discounted at the financial asset's original effective interest rate.
Impairment charges related to financial assets carried at amortized cost are reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. However, the reversal cannot result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.
Share capital
Common shares are classified as equity. Incremental costs that are directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.
Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a share purchase warrant, exercisable in order to purchase a common share or fraction thereof), proceeds received in connection with those offerings are allocated between Share capital and Share purchase warrants based on the residual method. Proceeds are allocated to warrant liability based on the share purchase warrants fair value, and the residual amount of proceeds is allocated to Share capital. Transaction costs in connection with such offerings are allocated to the liability and equity units components in proportion to the allocation of proceeds.
Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, such as organizational restructuring, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.
Provisions are made for any contracts which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Revenue recognition
Sales of products
Revenues from the sale of goods are recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods (which is at the time the goods are shipped), when the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, when the amount of revenues can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company and when the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Royalty revenues
The Company had deferred recognition of proceeds received in December 2008 from Healthcare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P. ) ("HRP") relating to the Company's rights to royalties on future sales of Cetrotide® covered by a license agreement with ARES Trading S.A. ("Merck Serono") in which the latter had been granted worldwide marketing, distribution and selling rights, except in Japan, for Cetrotide®, a compound used for in vitro fertilization.
The Company recognized the proceeds received from HRP as royalty revenues over the life of the underlying royalty sale arrangement, pursuant to the "units-of-revenue" method. Under that method, periodic royalty revenues are calculated as the ratio of the remaining deferred revenue amount to the total estimated remaining royalties that Merck Serono expected to pay to HRP over the term of the underlying arrangement multiplied by the royalty payments due to HRP for the period.
As mentioned in note 6 – Discontinued operations, from April 3, 2013 to October 1, 2013, the Company accelerated the amortization of the remaining deferred revenues.
Licensing revenues and multiple element arrangements
The Company is currently in a phase in which certain potential products are being further developed or marketed jointly with partners and licensees. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for R&D services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.
Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit's fair value, and the applicable revenue recognition criteria are applied to each of the separate units.
License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations and collectibility of the fees is probable. Upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.
Milestone payments
Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when the Company has no significant future performance obligations in connection with the milestones.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Share-based compensation costs
The Company operates an equity-settled share-based compensation plan under which the Company receives services from directors, senior executives, employees and other collaborators as consideration for equity instruments of the Company.
The Company accounts for all forms of share-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to Other Capital.
Any consideration received by the Company in connection with the exercise of stock options is credited to Share Capital. Any Other Capital component of the share-based compensation is transferred to Share Capital upon the issuance of shares.
Current and deferred income tax
Income tax on profit or loss comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive (loss) income or directly in equity is also recognized directly in other comprehensive (loss) income or directly in equity. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
The current income tax charge is calculated in accordance with tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the Company's subsidiaries operate and generate taxable income.
Deferred income tax is recognized on temporary differences (other than, where applicable, temporary differences associated with unremitted earnings from foreign subsidiaries and associates to the extent that the investment is essentially permanent in duration, and temporary differences associated with the initial recognition of goodwill) arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on unused tax losses or R&D non-refundable tax credits in the Group. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet generally accepted criteria for deferral, in which case the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been capitalized during any of the periods presented.
Discontinued operations
A discontinued operation is a component of the Company that has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations and/or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations. Classification as a discontinued operation occurs upon the earlier of the disposal of the operation (or disposal group) or the date at which the operation meets the criteria for classification as held for sale. When an operation is classified as discontinued, comparative statements of comprehensive (loss) income and cash flows are presented as if the operations had been discontinued at the beginning of the earliest comparative period presented.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Net (loss) income per share
Basic net (loss) income per share is calculated using the weighted average number of common shares outstanding during the year.
Diluted net (loss) income per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and share purchase warrants. This method requires that diluted net (loss) income per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3	Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(a)	Critical accounting estimates and assumptions
Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.
Fair value of the warrant liability and stock options
Determining the fair value of the warrant liability and stock options requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company's future operating results, liabilities or other components of shareholders' equity. Fair value assumptions used are described in notes 15 – Warrant liability and 17 – Share capital.
Goodwill impairment
The annual impairment assessment related to goodwill requires to estimate the recoverable amount, which has been determined using fair value less costs of disposal. This evaluation is based on estimates that are derived from current market capitalization and on other factors, including assumptions related to relevant industry-specific market analyses and potential costs to dispose. The Company also concluded that there was only one CGU as management monitors goodwill on an overall entity basis. Future events, including a significant reduction in the Company's share price, could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company's future results due to increased impairment charges.
Employee future benefits
The determination of expenses and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 19 – Employee future benefits.
Income taxes
The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities' ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company's products. To the extent that management's assessment of any Group entity's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. Additional information is included in note 22 – Income taxes.

(b)	Critical judgments in applying the Company's accounting policies
Revenue recognition
Management's assessments related to the recognition of revenues related to arrangements containing multiple elements are based on judgment. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon the assessment of the Company's continuing involvement in the arrangement, the benefits expected to be derived by the customer and, where applicable, expected patent lives. Additional information is included in note 5 – Development, commercialization and licensing arrangements.

4	Recent accounting pronouncements
Not yet adopted
Annual improvements to IFRS (2012-2014) cycle: On September 25, 2014 the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments will apply for annual periods beginning on or after January 1, 2016. Amendments were made to clarify the following in their respective standards:

•	Changes in method for disposal under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations
("IFRS 5");

•	Continuing involvement for servicing contracts and offsetting disclosures in condensed interim financial statements under IFRS 7, Financial Instruments: Disclosures (“IFRS 7”);

•	Discount rate in a regional market sharing the same currency under International Accounting Standard ("IAS") 19, Employee Benefits;
•Disclosure of information "elsewhere in the interim financial reports" under IAS 34, Interim Financial Reporting;

The Company is currently assessing the impact that these amendments may have on the Company’s consolidated financial statements.

The final version of IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entity's own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

and is available for early adoption. In addition, an entity's own credit risk changes can be applied early in isolation without otherwise changing the accounting for financial instruments. In addition, there are amendments to IFRS 7 which require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. The Company is currently assessing the impact, if any, that these new standards will have on the Company's consolidated financial statements.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to receive in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently assessing the impact that this new standard may have on the Company's consolidated financial statements.
In January 2016 the IASB issued IFRS 16, Leases ("IFRS 16"), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee ("SIC") 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact that this new standard may have on the Company's consolidated financial statements.

5	Development, commercialization and licensing arrangements
Sinopharm arrangement
On December 1, 2014, the Company entered into a Master Collaboration Agreement, a Technology Transfer and Technical Assistance Agreement ("TTA") and a License Agreement ("LA") with Sinopharm A-Think Pharmaceuticals Co., Ltd. ("Sinopharm") for the development, manufacture and commercialization of Zoptrex™ (zoptarelin doxorubicin) in all human uses, in the People's Republic of China, including Hong Kong and Macau (collectively, "the Territory"). Under the terms of the TTA, Sinopharm made a one-time, non-refundable payment of $1,101,000 (the "Transfer Fee") to the Company in consideration for the transfer of technical documentation and materials, know-how and technical assistance services. Additionally, per the LA, the Company will be entitled to receive additional consideration upon achieving certain milestones, including the occurrence of certain regulatory and commercial events in the Territory. Furthermore, the Company will be entitled to royalties on future net sales of Zoptrex™ in the Territory.
The Company has substantial continuing involvement in the aforementioned arrangements, including the transfer of documentation, know-how and materials, as well as the provision of technical assistance, such as quality systems implementation, analytical and stability testing, territory-specific development initiatives, and other services.
The Company has applied the provisions of IAS 18, Revenue ("IAS 18"), and has determined that all deliverables and performance obligations contemplated by the agreements with Sinopharm should be accounted for as a single unit of accounting, limited to amounts that are not contingent upon the delivery of additional items or the meeting of other specified performance conditions which are not known, probable or estimable at the time at which the agreements with Sinopharm were entered into.
The Company has deferred the non-refundable Transfer Fee and is amortizing the related payment as revenue on a straight-line basis over the period during which the aforementioned services are rendered and obligations are performed.
In determining the period over which Transfer Fee revenues are to be recognized, the Company concluded that its significant continuing involvement in the aforementioned agreements will span approximately four years, commencing in late December 2014. However, the Company may adjust the amortization period based on appropriate facts and circumstances not yet known, that would significantly change the duration of the Company's continuing involvement and performance obligations or benefits expected to be derived by Sinopharm.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Future milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone, given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, the Company will recognize royalty revenues as earned, based on the contractual percentage applied to the actual net sales achieved by Sinopharm, as per the LA.
Pursuant to the aforementioned agreements, the Company was required to remit to the Chinese tax authorities $111,000 of the gross proceeds received from Sinopharm. This amount, which was withheld at source, was recognized as income tax expense in the consolidated statement of comprehensive (loss) income, in 2014, in accordance with the provision of IAS 12, Income Taxes.
Ergomed agreement
On April 10, 2013, the Company entered into a co-development and revenue-sharing agreement ("CDRSA") with Ergomed Clinical Research Limited ("Ergomed"), pursuant to which Ergomed has agreed to assist the Company in the clinical development program for Zoptrex™ for the purpose of maximizing the commercialization potential of Zoptrex™ with the ultimate aim of selling or licensing Zoptrex™. Concurrently with the execution of the CDRSA, the Company entered into a master services agreement ("MSA") with Ergomed for a clinical Phase 3 trial of Zoptrex™ in endometrial cancer, pursuant to which Ergomed will provide clinical development services with respect to the co-development initiative referred to above.
Under the CDRSA, Ergomed will not charge the Company for 30% of the total costs up to a maximum of $10,000,000 for which an amount of $2,330,000 remains to be claimed as of December 31, 2015. While Ergomed will not directly contribute any cash proceeds towards the completion of the activities contemplated by the CDRSA, Ergomed, as primary supplier of a substantial portion of Zoptrex™ related clinical and regulatory activities, will contribute to the overall funding of the initiative via the application of a 30% discount from the costs set forth in the MSA until the cumulative total of such reductions reaches a maximum of $10,000,000. Ergomed will be entitled to receive an agreed upon single-digit percentage of any future net income (as defined in the CDRSA) or other proceeds related to the licensing of received zoptarelin doxorubicin in endometrial cancer indication, up to a specified maximum amount.
The Company recognizes R&D costs associated with the CDRSA and MSA net of the 30% discount, as services are rendered by Ergomed in the consolidated statement of comprehensive (loss) income. During the years ended December 31, 2015, 2014 and 2013, the Company expensed a total of $7,140,000, $7,195,000 and $3,560,000, respectively, pursuant to the CDRSA and MSA.
Yakult agreement
On March 8, 2011, the Company entered into an agreement with Yakult Honsha Co., Ltd. ("Yakult") for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult had made an initial, non-refundable gross upfront payment to the Company of €6,000,000 (approximately $8,412,000). The Company applied the provisions of IAS 18 and recognized deferred revenue, which was being amortized on a straight-line basis through the estimated end of the estimated life cycle of perifosine in colorectal cancer ("CRC") and multiple myeloma ("MM").
On April 1, 2012, following disclosure of the results of the Phase 3 study of perifosine in CRC, the Company discontinued the perifosine program in that indication. Furthermore, in March 2013, following an analysis of interim results of the Phase 3 study of perifosine in MM, the Company also discontinued the development of perifosine in the MM indication.
Based on these events, the Company determined that it no longer had significant obligations under the agreement with Yakult to continue with the development of perifosine. Accordingly, the Company recognized, in March 2013, the remaining amount of deferred revenue of $5,860,000 related to the above licensing agreement within License fees in the consolidated statement of comprehensive (loss) income.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

6	Discontinued operations
On April 3, 2013 (the "Cetrotide® Effective Date"), the Company entered into a transfer and service agreement ("TSA") and concurrent agreements with various partners and licensees with respect to the manufacturing rights for Cetrotide®, marketed for therapeutic use as part of in vitro fertilization programs. The principal effect of these agreements was to transfer, effective October 1, 2013 (the "Cetrotide® Closing Date"), the manufacturing rights for Cetrotide® and to grant a license to Merck Serono for the manufacture, testing, assembling, packaging, storage and release of Cetrotide® in all territories. Also per the TSA, the Company agreed to provide certain transition services to Merck Serono over a period of 36 months from the Cetrotide® Effective Date in order to assist Merck Serono in managing overall responsibility for the manufacturing of Cetrotide® and related activities (collectively, the "Cetrotide® Business").
Under the TSA, during the period commencing on the Cetrotide® Effective Date and ending on the Cetrotide® Closing Date (the "Interim Period"), the Company was obligated to continue to conduct the Cetrotide® Business in the ordinary course in a manner consistent with past practices, subject to certain conditions.
Per the TSA, the Company received a non-refundable, one-time payment of €2,500,000 (approximately $3,300,000) in consideration for the transfer of the manufacturing rights referred to above, as well as other payments in exchange for the transfer, also on the Cetrotide® Closing Date, of certain assets and equipment (see note 10 – Property, plant and equipment) used solely for the manufacture of Cetrotide®.
The Company has agreed to provide the aforementioned transition services in exchange for a monthly service fee, which is payable by Merck Serono. The related transition services revenues are recognized as License fees and other within net income from discontinued operations in the Company's consolidated statement of comprehensive (loss) income as the transition services are provided over the corresponding term of the transition services contract.
Impact of the TSA on previously deferred revenues
In 2008, the Company had monetized its royalty stream related to Cetrotide® via a transaction with HRP, which resulted, among other things, in the payment by HRP to the Company of $52,500,000, less certain transaction costs, in exchange for the Company's rights to royalties on future net sales of Cetrotide® generated by Merck Serono. The Company initially recorded the proceeds received from HRP as deferred revenue due to the Company's significant continuing involvement with the Cetrotide® Business. Since then, the Company amortized the deferred revenue into income (as Sales and royalties within net income from discontinued operations in the Company's consolidated statement of comprehensive (loss) income) over the life of the underlying license agreement, based on the "units-of-revenue" method. Under that method, periodic royalty revenues were calculated by multiplying the ratio of the unamortized deferred revenue amount to the total estimated remaining royalties that Merck Serono expected to pay to HRP over the term of the underlying arrangement by the royalty payments due to HRP for the period.
Management has determined that, as of the Cetrotide® Closing Date, there is no basis to continue amortizing the deferred revenue associated with HRP, primarily due to the fact that the Company no longer has significant continuing involvement in the Cetrotide® Business, as discussed above. As such, commencing on the Cetrotide® Effective Date, the Company accelerated the amortization of the remaining deferred revenues of approximately $31,875,000 over the Interim Period, by continuing to apply the units-of-revenue method, which is consistent with past practice. The remaining deferred revenues were fully amortized in 2013 and were recorded as Sales and royalties within net income from discontinued operations in the Company's consolidated statement of comprehensive (loss) income.
Presentation of Cetrotide® Business subsequent to the Cetrotide®Closing Date
In accordance with the provisions of IFRS 5, upon the transfer of substantially all of the risks and rewards associated with the Cetrotide® Business on the Cetrotide® Closing Date, the Cetrotide® Business was classified as a discontinued operation. As such, relevant amounts in the consolidated statements of comprehensive (loss) income and cash flows have been retroactively reclassified to reflect the Cetrotide® Business as a discontinued operation.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Components of the Company's net income from discontinued operations are summarized below.

	Years ended December 31,
	2015	2014	2013
	$	$	$
Revenues*
Sales and royalties	—	—	63,755
License fees and other	331	1,037	4,589
	331	1,037	68,344
Operating expenses
Cost of sales	—	—	30,002
Research and development costs	31	25	8
General and administrative expenses	—	1	15
Selling expenses	215	388	4,264
	246	414	34,289
Net income from discontinued operations	85	623	34,055
Components of operating expenses presented as discontinued include the following:
Subcontractor fees	—	—	24,930
Raw material purchases	—	—	579
Change in inventory	—	—	4,173
Impairment of equipment	—	—	268
Depreciation of equipment	—	—	52
Cost of sales	—	—	30,002
Goods and services**	32	191	2,987
Royalty and patent expenses related to onerous contracts	214	223	1,300
	246	414	34,289
_________________________

*
In addition to recurring sales of Cetrotide®, the revenues presented above include the aforementioned non-refundable, one-time payment of €2,500,000 (approximately $3,300,000), as well as royalty revenues of $33,631,000 in 2013, which represent the amortization of proceeds received in connection with the Company's transaction with HRP.

**	Goods and services include professional fees, marketing services, insurance, travel and representation costs.
The general and administrative expenses presented above for the year ended December 31, 2013 also include $1,300,000 associated with the initial recognition of a provision for certain non-cancellable contracts related to the Cetrotide® Business that were deemed onerous due to the fact that management expected no economic benefits to flow to the Company following the transfer of the Cetrotide® Business on the Cetrotide® Closing Date. The provisions for onerous contracts represent the present value of estimated unavoidable future royalty and patent costs associated with the intellectual property underlying Cetrotide®. The estimate may vary as a result of changes in estimated future royalty and patent costs. The unexpired term of these contracts is seven years as at December 31, 2015. See also note 16 – Provisions and other non-current liabilities.

(22)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Components of the Company's net cash (used in) provided by operating activities of discontinued operations are summarized below.

	Years ended December 31,
	2015	2014	2013
	$	$	$
Cash flows from operating activities
Net income from discontinued operations	85	623	34,055
Items not affecting cash and cash equivalents:
Provision for onerous contracts	214	223	1,300
Depreciation, amortization and impairment	—	—	320
Amortization of deferred revenues	—	—	(33,631)
Other non-cash items	—	96	—
Changes in operating assets and liabilities:
Trade and other receivables	15	1,460	6,212
Inventory	—	—	4,061
Prepaid expenses and other current assets	—	—	882
Payables and accrued liabilities	(78)	(2,300)	(2,996)
Provisions and other non-current liabilities	(151)	(397)	(56)
Net cash provided by (used in) operating activities of discontinued operations	85	(295)	10,147

7	Cash and cash equivalents

	As at December 31,
	2015	2014
	$	$
Cash on hand and balances with banks	11,233	10,803
Interest-bearing deposits with maturities of three months or less	30,217	24,128
	41,450	34,931

8	Trade and other receivables

	As at December 31,
	2015	2014
	$	$
Trade accounts receivable	180	583
Value added tax	291	47
Other	127	237
	598	867

(23)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

9	Restricted cash equivalents
In support of the Company's long-term operating lease obligation in Germany and in replacement of a related bank guarantee, the Company transferred funds to a restricted cash account. These funds, including any interest earned thereon, are restricted for as long as the underlying lease arrangement (note 25 – Commitments and contingencies) has not expired and therefore cannot be utilized for current purposes as at December 31, 2015.

10	Property, plant and equipment
Components of the Company's property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2014	9,054	1,237	1,852	1,196	13,339
Additions	16	20	86	5	127
Disposals / Retirements	(1,212)	—	(182)	—	(1,394)
Impact of foreign exchange rate changes	(1,046)	(151)	(222)	(146)	(1,565)
At December 31, 2014	6,812	1,106	1,534	1,055	10,507
Additions	2	8	16	—	26
Disposals / Retirements	(2,108)	(1,021)	(719)	(962)	(4,810)
Impact of foreign exchange rate changes	(667)	(74)	(85)	(74)	(900)
At December 31, 2015	4,039	19	746	19	4,823

	Accumulated depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2014	8,016	1,222	1,821	929	11,988
Disposals / Retirements	(1,212)	—	(182)	—	(1,394)
Impairment loss*	206	—	—	—	206
Recurring depreciation expense	282	17	21	51	371
Impact of foreign exchange rate changes	(979)	(152)	(212)	(118)	(1,461)
At December 31, 2014	6,313	1,087	1,448	862	9,710
Disposals / Retirements	(1,957)	(1,015)	(719)	(882)	(4,573)
Impairment loss*	—	—	—	70	70
Recurring depreciation expense	138	1	36	15	190
Impact of foreign exchange rate changes	(621)	(73)	(82)	(54)	(830)
At December 31, 2015	3,873	—	683	11	4,567
_________________________
*Related to R&D equipment impaired as a result of a restructuring (note 14 – Restructuring).

(24)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2014	499	19	86	193	797
At December 31, 2015	166	19	63	8	256
Depreciation of $260,000 ($577,000 in 2014 and $495,000 in 2013) is presented in the consolidated statement of comprehensive (loss) income as follows: $231,000 ($530,000 in 2014 and $480,000 in 2013) in R&D costs, $13,000 ($47,000 in 2014 and $15,000 in 2013) in general and administrative ("G&A") expenses and $16,000 (nil in 2014 and 2013) in selling expenses. See also note 6 – Discontinued operations for depreciation expense related to discontinued operations.

11	Identifiable intangible assets
Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks. Changes in the carrying value of the Company's identifiable intangible assets with finite useful lives are summarized below.

	Year ended December 31, 2015			Year ended December 31, 2014
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – Beginning of the year	35,032	(34,680)	352	39,890	(39,182)	708
Disposal/Retirements	(538)	538	—	—	—	—
Impairment loss*	—	—	—	—	(184)	(184)
Recurring amortization expense*	—	(81)	(81)	—	(117)	(117)
Impact of foreign exchange rate changes	(3,343)	3,309	(34)	(4,858)	4,803	(55)
Balances – End of the year	31,151	(30,914)	237	35,032	(34,680)	352
_________________________
* Recorded as R&D costs in the consolidated statements of comprehensive (loss) income.

12	Goodwill
The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
At January 1, 2014	9,892	—	9,892
Impact of foreign exchange rate changes	(1,205)	—	(1,205)
At December 31, 2014	8,687	—	8,687
Impact of foreign exchange rate changes	(851)	—	(851)
At December 31, 2015	7,836	—	7,836

(25)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

13    Payables and accrued liabilities

	As at December 31,
	2015	2014
	$	$
Trade accounts payable	2,488	3,153
Accrued research and development costs	312	1,073
Salaries, employment taxes and benefits	256	560
Current portion of onerous contract provisions (note 16)	334	322
Other accrued liabilities	782	691
	4,172	5,799

14	Restructuring
On August 7, 2014, the Company's Nominating, Governance and Compensation Committee and Board of Directors approved the Company's global resources optimization program (the "Resource Optimization Program"), which was rolled out as part of a strategy to transition Aeterna Zentaris into a commercially operating specialty biopharmaceutical organization. The Resource Optimization Program, the goal of which was to streamline R&D activities and to increase commercial operations and flexibility, resulted in the termination of 28 employees at the Company. As at December 31, 2015, the Resource Optimization Program was substantially complete.
Upon approval of the Resource Optimization Program, a provision for restructuring costs was recorded. Total restructuring costs associated with the Resource Optimization Program included severance payments, onerous lease provision and other directly related costs, and were recorded as follows in the accompanying consolidated statement of comprehensive (loss) income: $2,201,000 in R&D costs, and $288,000 in G&A expenses. All the changes in the provision recorded in 2015 for the Resource optimization Program was recorded in R&D costs.
On October 9, 2015, the Company's Board of Directors approved a plan to restructure the finance and accounting operations and to close the Company's Quebec City office (the "Corporate Restructuring"). The Company transferred all functions performed by the five employees in its Quebec City office to other personnel and will be adding new finance and accounting personnel, including a new Chief Financial Officer, in the Company's Summerville, South Carolina, office. As of December 31, 2015, management estimates that the Corporate Restructuring will be completed by the end of September 2016.
Upon approval of the Corporate Restructuring, a provision for severance payments, lease cancellation fees and other directly related costs was recorded in G&A expenses in the accompanying consolidated statement of comprehensive (loss) income. This estimate may vary as a result of changes in the underlying assumptions applied thereto.
Restructuring costs are recognized in the consolidated statement of comprehensive (loss) income when the Company has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing the plan's main features to those affected by it.

(26)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The change in the Company's provision for restructuring costs can be summarized as follows:

	Resource Optimization Program	Corporate Restructuring	Total
	$	$	$
At January 1, 2014	—	—	—
Provision recognized	2,489	—	2,489
Utilization of provision	(687)	—	(687)
Impact of foreign exchange rate changes	(151)	—	(151)
At December 31, 2014	1,651	—	1,651
Less: non current portion (note 16)	(146)	—	(146)
	1,505	—	1,505

At December 31, 2014	1,651	—	1,651
Provision Recognized	—	1,244	1,244
Utilization of provision	(1,154)	(636)	(1,790)
Change in the provision	(265)	(47)	(312)
Impact of foreign exchange rate changes	(157)	(4)	(161)
At December 31, 2015	75	557	632
Less: non-current portion (note 16)	(34)	—	(34)
	41	557	598

15	Warrant liability
The change in the Company's warrant liability can be summarized as follows:

	Years ended December 31,
	2015	2014	2013
	$	$	$
Balance – Beginning of the year	8,225	18,010	6,176
Share purchase warrants issued during the year (note 17)	28,678	8,487	13,397
Derecognition due to early expiry (note 17)	(5,865)	—	—
Share purchase warrants exercised during the year	(31,103)	—	—
Change in fair value of share purchase warrants (note 20)	10,956	(18,272)	(1,563)
Balance - End of the year	10,891	8,225	18,010
Less: current portion	(1,411)	—	—
	9,480	8,225	18,010

(27)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

A summary of the activity related to the Company's share purchase warrants is provided below.

	Years ended December 31,
	2015				2014			2013
	Number		Weighted average exercise price (US$)		Number	Weighted average exercise price (US$)		Number	Weighted average exercise price (US$)
Balance – Beginning of the year	287,852		187.00		201,074	234.00		44,074	514.00
Issued (note 17)	3,076,956	**	6.58	*	88,000	125.00	*	157,000	155.00
Exercised	(298,088)		4.94		—	—		—	—
Expired (note 17)	(224.411)		66.90		(1,222)	75.00		—	—
Balance – End of the year	2,842,309		11.91		287,852	187.00		201,074	234.00
_________________________
* As adjusted (note 17 – Share capital)
** 298,382 of which represent the Series B Warrants (see note 17 - Share Capital), which may be exercised on an alternate cashless basis, as discussed below.
The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2015:

Exercise price ($)	Number	Weighted average remaining contractual life (years)
4.95	455,638	4.14
7.10	2,331,000	4.95
185.00	25,996	2.58
345.00	29,675	1.80
	2,842,309	4.77

(28)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at December 31, 2015 in order to determine the fair value of all outstanding warrants, with the exception of the Series B Warrants, as defined and discussed below. The Black-Scholes option pricing model uses "Level 2" inputs, as defined by IFRS 13, Fair value measurement ("IFRS 13") and as discussed in note 24 - Financial instruments and financial risk management.

	Number of equivalent shares	Market-value per share price ($)	Weighted average exercise price ($)	Risk-free annual interest rate (a)	Expected volatility (b)	Expected life (years) (c)	Expected dividend yield (d)
October 2012 Investor Warrants	29,675	4.48	345.00	0.97%	141.94%	1.80	0.00%
July 2013 Warrants	25,996	4.48	185.00	1.20%	125.35%	2.58	0.00%
March 2015 Series A Warrants (e)	447,574	4.48	4.95	1.57%	121.27%	4.19	0.00%
December 2015 Warrants	2,331,000	4.48	7.10	1.74%	113.75%	4.95	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(e)
For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (see note 17 – Share capital).

Series B Warrants
In addition to the availability of standard cashless exercise provisions, the Series B Warrants (defined and discussed in note 17 – Share capital) were entitled to be exercised on an alternate cashless basis in accordance with their terms. Such an exercise permitted the holder to obtain a number of common shares equal to: 200% of (i) the total number of common shares with respect to which the Series B Warrant is then being exercised multiplied by (ii) 81.00 divided by (iii) 85% of the quotient of (A) the sum of the per share volume weighted average price ("VWAP") of the common share for each of the five lowest trading days during the fifteen trading day period ending on and including the trading day immediately prior to the applicable Exercise Date, divided by (B) five, less (iv) the total number of common shares with respect to which the Series B Warrant is then being exercised.
Exercises of Series B Warrants that are performed on an alternate cashless basis results in the issuance of a substantially larger number of the Company's common shares than otherwise would be issued following a standard cash or cashless exercise of the Series B Warrants.
Management has determined that, in light of the alternate cashless exercise feature and of actual Series B Warrant exercises since original issuance, application of the Black-Scholes option pricing model does not appropriately reflect the fair value of the Series B Warrants outstanding at a given statement of financial position date. Instead, management has determined that the application of an intrinsic valuation method is more representative of the market value of the Series B Warrants.
On November 2, 2015, the Company announced that the holders (the "Participating Holders") of substantially all of the remaining outstanding Series B Warrants at that time had agreed to exercise all Series B Warrants held by them, at a maximum exercise ratio of approximately 33.23 common shares per warrant in accordance with the alternate cashless exercise feature in such Series B Warrants. Following the exercise of Series B Warrants by the Participating Holders in accordance with the terms of the agreements, 8,064 Series B Warrants, expiring in September 2016, remain outstanding, representing approximately 2.7% of the originally issued number of Series B Warrants. A total of $2,925,653 was paid to the Participating Holders pursuant to the aforementioned agreements. (see note 20 - Finance income and finance costs)

(29)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As such, the Company has attributed a value to the remaining Series B Warrants via the application of the aforementioned alternate cashless exercise formula, reflecting relevant market data as at December 31, 2015, summarized as follows:

Number of Series B Warrants outstanding		8,064
Estimated potential number of equivalent shares	(a)	325,254
Applicable VWAP, as calculated per above		$4.502
Market value per share price		$4.48
Estimated intrinsic value per Series B Warrant		$175
Fair value of Series B Warrants outstanding		$1,411
(a) The number of common shares that would be issued pursuant to an alternative cashless exercise if the exercise of all of the
Series B Warrants had occurred on December 31, 2015.
The intrinsic valuation model described above applies "Level 2" inputs, as defined by IFRS 13.

16	Provisions and other non-current liabilities

	As at December 31,
	2015	2014
	$	$
Onerous contract provisions (detailed below)	703	1,014
Non-current portion of provision for restructuring costs (note 14)	34	146
Other	98	130
	835	1,290

(30)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Onerous contract provisions

	Cetrotide® onerous contracts*	Onerous lease**	Total
	$	$	$
At January 1, 2014	1,296	436	1,732
Additional provision recognized	223	—	223
Utilization of provision	(397)	(102)	(499)
Unwinding of discount and effect of change in the discount rate	(124)	4	(120)
At December 31, 2014	998	338	1,336
Less: current portion (note 13)	(218)	(104)	(322)
	780	234	1,014

At January 1, 2015	998	338	1,336
Additional provision recognized	170	—	170
Utilization of provision	(278)	(108)	(386)
Unwinding of discount and effect of change in the discount rate	(87)	4	(83)
At December 31, 2015	803	234	1,037
Less: current portion (note 13)	(225)	(109)	(334)
	578	125	703
_________________________

*	Recorded following the transfer of the Cetrotide® Business, as discussed in note 6 – Discontinued operations.

**
Represents the present value of the future lease payments that the Company is obligated to make pursuant to a non-cancellable operating lease in the United States, net of estimated future sublease income. The estimate may vary as a result of changes in the utilization of the leased premises and of the sublease arrangement. The remaining term of the lease is two years as at December 31, 2015.

17	Share capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Share consolidation
The 655,984,512 common shares issued and outstanding immediately prior to the Share Consolidation, which became legally effective on November 17, 2015, were consolidated into 6,559,846 common shares (the "Post-Consolidation Shares"). The Post-Consolidation Shares began trading on each of the TSX and NASDAQ at the opening of markets on November 20, 2015. The number of outstanding stock options and share purchase warrants were adjusted on the same basis with proportionate adjustments being made to each stock option and share purchase warrant exercise price.
All share, option and share purchase warrant and per share, option and share purchase warrant data have been retroactively adjusted in these consolidated financial statements to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the earliest period presented.

(31)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Common shares issued in connection with "At-the-Market" ("ATM") drawdowns
May 2013 ATM Program
On May 22, 2013, the Company entered into an ATM sales agreement (the "May 2013 ATM Program"), under which the Company was able, at its discretion and from time to time, to sell up to 25,000 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $4,600,000. The May 2013 ATM Program provided that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices may have varied.
Between January 1, 2014 and March 31, 2014, the Company issued a total of 2,020 common shares under the May 2013 ATM Program at an average price of approximately $143.00 per share, resulting in aggregate gross proceeds of approximately $288,000, less cash transaction costs of $8,600 and previously deferred transaction costs of $17,000. The May 2013 ATM Program was subsequently discontinued in connection with the implementation of the May 2014 ATM Program described below.
May 2014 ATM Program
On May 9, 2014, the Company entered into an ATM sales agreement (the "May 2014 ATM Program"), under which the Company is able, at its discretion and from time to time, to sell up to 140,187 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $15,000,000. The May 2014 ATM Program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary.
Between July 1, 2014 and December 31, 2014, the Company issued a total of 89,951common shares under the May 2014 ATM Program at an average price of approximately $136.00 per share for aggregate gross proceeds of approximately $12,200,000 less cash transaction costs of $305,430 and previously deferred transaction costs of $71,575.
Public offerings
January 2014 Offering
On January 14, 2014, the Company completed a public offering (the "January 2014 Offering") of 110,000 units, at a purchase price of $120.00 per unit, with each unit consisting of one common share and 0.8 of a warrant to purchase a common share. The related warrants (the "January 2014 Warrants") represent the right to acquire an aggregate of 88,000 common shares, as discussed below.
Total gross cash proceeds raised through the January 2014 Offering amounted to $13,200,000, less cash transaction costs of approximately $1,034,000 and previously deferred transaction costs of $5,000.
The Company issued the January 2014 Warrants to the investors who participated in the January 2014 Offering at an exercise price of $125.00 per share, with the January 2014 Warrants containing certain anti-dilution provisions. These warrants were exercisable at any time during their five-year term and, upon complete exercise, would have resulted in the issuance of an aggregate of 88,000 common shares that would generate additional proceeds for an amount that would be determined based on the then adjusted exercise price.
The Company estimated the fair value attributable to the January 2014 Warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.64%, an expected volatility of 102.31%, an expected life of 5 years and a dividend yield of 0.0%. As a result, the fair value of the share purchase warrants was estimated at $8,487,000.
Total gross proceeds of the January 2014 Offering were allocated as follows: $8,487,000 was allocated to Warrant liability, and the balance of $4,713,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $666,000 was allocated to the share purchase warrants and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive (loss) income, and an amount of $373,000 was allocated to Share capital.
In connection with the January 2014 Offering, the holders of warrants issued as part of a financing in November 2013 (the "November 2013 Warrants"), who participated in the January 2014 Offering agreed to waive certain anti-dilution provisions

(32)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

of such warrants solely in connection with the January 2014 Offering, and agreed to an adjustment of the exercise price of such warrants following the closing of the January 2014 Offering from their original exercise price of $160.00 per share to an exercise price equal to $125.00 per share. The exercise price of the November 2013 Warrants held by the sole holder who did not participate in the January 2014 Offering, was further reduced by $5.00 per share.
March 2015 Offering
On March 11, 2015, the Company completed a public offering of 596,775 units (the "Units"), with each Unit consisting of either one common share or one pre-funded warrant to purchase one common share ("Series C Warrant"), 0.75 of a warrant to purchase one common share ("Series A Warrant") and 0.50 of a warrant to purchase one common share ("Series B Warrant"), at a purchase price of $62.00 per Unit (the "March 2015 Offering").
Total gross cash proceeds raised through the March 2015 Offering amounted to $37,000,000, less cash transaction costs of approximately $2,560,000 and previously deferred transaction costs of $7,000.
The Series A Warrants are exercisable during a five-year term at an initial exercise price of $81.00 per share, and the Series B Warrants are exercisable during an 18-month term at an initial exercise price of $81.00 per share. Both the Series A and Series B Warrants are subject to certain anti-dilution provision and may at any time be exercised on a standard cashless basis and, in addition, the Series B Warrants may be exercised on an alternate net cashless basis. The exercise of Series B Warrants performed on an alternate net cashless basis results in the issuance of a substantially larger number of the Company's common shares than otherwise would be issued following a standard cash or cashless exercise. See also note 15 – Warrant liability. The remaining 8,064 Series B Warrants expire in September 2016.
Between May 26, 2015 and December 31, 2015, 290,318 of the Series B Warrants were exercised on an alternate cashless basis, resulting in the issuance of 5,670,118 common shares.
The Company estimated the fair value attributable to the Series A and Series B warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: Series A warrants: a risk-free annual interest rate of 1.59%, an expected volatility of 95.11%, an expected life of 5 years and a dividend yield of 0.0%; Series B warrants: a risk-free annual interest rate of 0.47%, an expected volatility of 97.34%, an expected life of 18 months and a dividend yield of 0.0%. As a result, on March 11, 2015, the total fair value of the share purchase warrants was estimated at $20,980,000.
The Series C Warrants were offered in the March 2015 Offering to investors whose purchase of Units would have resulted in their beneficially owning more than an "initial beneficial ownership limitation" of either 4.9% or 9.9% of our common shares following the offering. The Series C Warrants, which were exercisable immediately upon issuance and for a period of five years at an exercise price of $62.00 per share, were fully exercised between March 23, 2015 and June 15, 2015. Total gross proceeds payable to the Company in connection with the exercise of the Series C Warrants were pre-funded by investors and therefore were included in the proceeds of the offering. No additional consideration was required to be paid to the Company upon exercise of the Series C Warrants.
Total gross proceeds of the March 2015 Offering were allocated as follows: $20,980,000 was allocated to the warrant liability, $9,296,000 was allocated to pre-funded warrants, and the balance of $6,724,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $1,451,000 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss, an amount of $473,000 was allocated to Share capital and an amount of $643,000 was allocated to pre-funded warrants. Upon exercise of the Series C Warrants, the net proceeds initially allocated to the pre-funded warrants were re-allocated to Share capital.
In connection with the March 2015 Offering, the holders of 211,230 of the 219,000 then outstanding warrants issued by the Company in connection with public offerings completed in November 2013 and January 2014 entered into an amendment agreement that caused such previously issued warrants to expire and terminate. The Company made a cash payment in the aggregate amount of $5,703,000 out of the proceeds of the March 2015 Offering as consideration to the relevant warrantholders in exchange for the latter agreeing to the aforementioned amendment. Upon expiry of the warrants in question, the Company recognized a gain of $5,865,000 and derecognized the expired warrants. The gain on derecognition was

(33)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

recorded, net of the aforementioned amendment fee, within finance income in the accompanying condensed interim consolidated statement of comprehensive loss (see note 20 – Finance income and finance costs). For holders of the remaining 7,770 outstanding warrants issued by the Company in connection with the November 2013 and the January 2014 offerings who did not enter into a warrant amendment agreement, the exercise price of the corresponding warrants was reduced to $14.00 per share in accordance with the terms thereof.
December 2015 Offering
On December 14, 2015, the Company completed a public offering of 3,000,000 common shares at a purchase price of $5.54 per share and 2,100,000 warrants to purchase one common share at a purchase price of $0.01 per warrant (the "December 2015 Offering").
In connection with the December 2015 Offering, the Company granted the underwriter a 45-day over-allotment option to separately acquire up to an additional 330,000 common shares at the same purchase price of $5.54 per share and/or up to an additional 231,000 warrants at the same purchase price of $0.01 per warrants. The underwriter exercised its option in full with respect to the 231,000 warrants for market stabilization purposes but did not exercise any of its option in respect of common shares.
Total gross cash proceeds raised through the December 2015 Offering amounted to approximately $16,650,000, less cash transaction costs of approximately $1,638,000.
The warrants are exercisable for a period of five years at an exercise price of $7.10 per share. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 2,331,000 common shares that would generate additional proceeds for an amount of $16,550,100. However, those warrants may at any time be exercised on a "net" or "cashless" basis.
The Company estimated the fair value attributable to the warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.68%, an expected volatility of 107.57%, an expected life of 5 years and a dividend yield of 0.0%. As a result, on December 14, 2015, the total fair value of the share purchase warrants was estimated at $7,698,000.
Total gross proceeds of the December 2015 Offering were allocated as follows: $7,698,000 was allocated to the warrant liability and $8,952,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $757,000 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss, an amount of $881,000 was allocated to Share capital.
In connection with the December 2015 Offering and in accordance with the anti-dilution provisions, the exercise prices of the January 2014 and March 2015 Series A and Series B warrants were adjusted at $0.00 and $4.95, respectively. The remaining January 2014 Warrants were exercised on December 30, 2015 and no longer remain outstanding.
Shareholder rights plan
The Company has a shareholder rights plan (the "Rights Plan") that provides the Board of Directors and the Company's shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share to be issued. The Rights Plan was most recently re-confirmed and approved by the Company's shareholders at its annual meeting of shareholders held on May 8, 2013.
Stock options
In December 1995, the Company's Board of Directors adopted a stock option plan (the "Stock Option Plan") for its directors, senior executives, employees and other collaborators who provide services to the Company. The total number of common shares that may be issued under the Stock Option Plan cannot exceed 11.4% of the total number of issued and outstanding common shares at any given time. The Company's Board of Directors amended the Stock Option Plan on March 20, 2014.

(34)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Options granted under the Stock Option Plan prior to the 2014 amendment expire after a maximum period of ten years following the date of grant. Options granted after the 2014 amendment expire after a maximum period of seven years following the date of grant.
The following tables summarize the activity under the Stock Option Plan.

	Years ended December 31,
	2015		2014		2013
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	33,956	187.36	17,575	339.61	13,260	426.22
Granted	243,000	5.17	19,515	93.03	6,300	156.48
Forfeited	(4,082)	136.17	(3,134)	453.77	(1,985)	336.97
Balance – End of the year	272,874	25.88	33,956	187.36	17,575	339.61

	Years ended December 31,
	2015		2014		2013
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the year	4,909	1,010.4	6,484	1,290.50	7,232	1,270.57
Exercised	—	—	—	—	—	—
Forfeited	(271)	923.20	(810)	748.53	(97)	1,254.56
Expired	(851)	1,772.17	(765)	3,661.77	(651)	1,074.38
Balance – End of the year	3,787	845.46	4,909	1,010.40	6,484	1,290.50

	US$ options outstanding as at December 31, 2015
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
4.58 to 28.54	240,000	6.97	4.58
28.55 to 91.50	11,852	6.01	71.24
91.51 to 122.50	7,300	6.13	109.73
122.51 to 207.50	6,250	7.08	165.60
207.51 to 2,178.00	7,472	6.05	439.41
	272,874	6.89	25.88

	US$ options exercisable as at December 31, 2015
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
28.55 to 91.50	3,199	5.93	76.00
91.51 to 122.50	3,352	6.53	110.35
122.51 to 207.50	3,170	7.14	176.38
207.51 to 2,178.00	7,472	6.05	439.41
	17,193	6.32	259.14

(35)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	CAN$ options both outstanding and exercisable as at December 31, 2015
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)
330.00 to 480.00	862	2.89	364.73
480.01 to 741.00	1,192	3.94	570.00
741.01 to 1,002.00	983	4.91	912.00
1,002.01 to 1,941.00	460	1.94	1,092.00
1,941.01 to 2,790.00	290	1.01	2,790.00
	3,787	3.48	845.46
As at December 31, 2015, the total compensation cost related to unvested US Dollar stock options not yet recognized amounted to $1,221,998 ($1,126,261 in 2014). This amount is expected to be recognized over a weighted average period of 1.70 years (1.70 years in 2014).
The Company settles stock options exercised through the issuance of new common shares as opposed to purchasing common shares on the market to settle stock option exercises.
Fair value input assumptions for US dollar-denominated options granted
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Years ended December 31,
		2015	2014
Expected dividend yield	(a)	0.0%	0.0%
Expected volatility	(b)	110.5%	101.6%
Risk-free annual interest rate	(c)	1.79%	1.87%
Expected life (years)	(d)	5.77	6.16
Weighted average share price		$5.65	$93.00
Weighted average exercise price		$5.17	$93.00
Weighted average grant date fair value		$4.69	$75.00
_________________________

(a)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behavior.
The Black-Scholes pricing models referred above use "Level 2" inputs in calculating fair value, as defined by IFRS 7, and as discussed in note 24 – Financial instruments and financial risk management.

(36)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

18	Operating expenses
Components of the Company's operating expenses from continuing operations include the following:

	Years ended December 31,
	2015	2014	2013
	$	$	$
Subcontractor fees	—	—	51
Cost of sales	—	—	51
Key management personnel compensation(1)
Salaries and short-term employee benefits	2,957	2,405	2,280
Termination benefits	843	439	1,438
Post-employment benefits	119	77	58
Share-based compensation costs	828	392	1,795
	4,747	3,313	5,571
Other employees compensation:
Salaries and short-term employee benefits	4,431	7,663	7,955
Termination benefits (note 14)	245	1,984	7
Post-employment benefits	511	832	626
Share-based compensation costs	91	105	572
	5,278	10,584	9,160
Goods and services(2)	21,429	19,016	15,954
Leasing costs, net of sublease receipts of $155,000 in 2015, $344,000 in 2014 and $226,000 in 2013(3)	1,452	1,802	1,879
Refundable tax credits and grants	(23)	(131)	(517)
Onerous contract expenses resulting from the Resource Optimization Program and from the Corporate Restructuring (note 14)	(202)	563	—
Share-based compensation costs related to collaborators	—	—	(148)
Transaction costs related to share purchase warrants	2,208	666	1,165
Depreciation and amortization	271	488	949
Impairment losses	70	390	—
Operating foreign exchange losses (gains)	199	715	(413)
	25,404	23,509	18,869
	35,429	37,406	33,651
_________________________

(1)	Key management includes the Company's directors and members of the executive management team.

(2)	Goods and services include third-party R&D costs, laboratory supplies, professional fees, contracted sales force costs, marketing services, insurance and travel expenses.

(3)	Leasing costs also include changes in the onerous lease provision (note 16 – Provisions and other non-current liabilities), other than attributable to the unwinding of the discount.

(37)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

On April 15, 2013, the Company appointed a new President and Chief Executive Officer (the "CEO"), who also was appointed and subsequently elected to the Company's Board of Directors. In accordance with his employment agreement, the Company's new President and CEO was granted, as a retention bonus, 375,000 share appreciation rights ("SARs"), pursuant to which he would have been entitled to receive a future cash payment if he remained employed through a certain date. The retention bonus was to be based on the increase, if any, in the company's share price from $198.00 over a specified period of time. 175,000 SARs vested (and expired) on December 31, 2014, and 200,000 SARs vested (and expired) on December 31, 2015. As a result of the share price, the CEO did not receive any payment under the SARs prior to their expiry.
The Company's former President and CEO received, upon termination of his employment, benefits of approximately $1,438,000. Additionally, the Company's former President and CEO was permitted to retain all of his stock options, which, pursuant to IFRS 2, Share-based Payment, constitutes a modification to the terms of the existing stock options granted in a share-based payment transaction, by allowing such stock options to expire at the original expiry date, based on the original date of grant, despite the termination of employment. As a result of this modification, an amount of $682,000, which corresponds to the compensation cost related to unvested stock options not yet recognized immediately before the modification and to the incremental fair value of the stock options, measured by comparing the stock options immediately before and immediately after the modification date, was recognized during the year ended December 31, 2013 within G&A expenses in the consolidated statement of comprehensive (loss) income.
Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were to terminate the executive officers' employment without cause or if their employment is terminated following a change of control. Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.
In addition to payments made to members of the Company's key management team, during the years ended December 31, 2013, 2014 and 2015 the Company paid $76,800; $38,000; and nil respectively, in professional fees to one of the members of the Company's Board of Directors for special tasks mandated by the Company's Nominating, Corporate Governance and Compensation Committee.

19	Employee future benefits
The Company's subsidiary in Germany provides unfunded defined benefit pension plans and unfunded post-employment benefit plans for certain groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.
The unfunded defined benefit pension plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the member’s length of service and on his or her base salary in the final years leading up to retirement. Current pensions vary in accordance with applicable statutory requirements, which foresee an adjustment every three years on an individual basis that is based on inflationary increases or in relation to salaries of comparable groups of active employees in the Company. An adjustment may be denied by the Company if the Company's financial situation does not allow for an increase in pensions. These plans are unfunded, and the Company meets benefit payment obligations as they fall due.

(38)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following table presents the changes in the aforementioned plans' accrued benefit obligations:

	Pension benefit plans Years ended December 31,			Other benefit plans Years ended December 31,
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Balance – Beginning of year	14,619	14,646	16,062	433	762	1,169
Current service cost	103	176	219	14	24	57
Interest cost	260	476	421	8	25	31
Actuarial loss (gain) arising from changes in financial assumptions	(844)	1,833	(2,346)	(34)	(96)	(258)
Benefits paid	(410)	(411)	(357)	(97)	(210)	(274)
Impact of foreign exchange rate changes	(1,353)	(2,101)	647	(43)	(72)	36
Balance – End of year	12,375	14,619	14,646	281	433	761
Amounts recognized:
In comprehensive (loss) income	(363)	(652)	(640)	12	47	170
In other comprehensive income(loss)	2,197	268	1,699	43	72	(36)

The cumulative amount of actuarial net losses recognized in other comprehensive (loss) income as at December 31, 2015 is approximately $3,492,000 (approximately $4,336,000 as at December 31, 2014 and approximately $2,503,000 as at December 31, 2013).
The significant actuarial assumptions applied to determine the Company's accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2015	2014	2013	2015	2014	2013
	%	%	%	%	%	%
Discount rate	2.40	2.00	3.37	2.40	2.00	3.37
Pension benefits increase	1.80	1.80	2.00	2.40	1.80	2.00
Rate of compensation increase	2.00	2.00	2.75 to 3.75	2.00	2.00	2.75

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Since January 1, 2015, management determined that the discount rate assumption should be adjusted from 2.0% to 2.4% as a result of changes in the European economic environment.

(39)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	2015	2014	2013
Retiring at the end of the reporting period:
Male	20	19	19
Female	24	23	23
Retiring 20 years after the end of the reporting period:
Male	22	22	22
Female	26	26	26
The most recent actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2015. The next actuarial reports are planned for December 31, 2016.

In accordance with the assumptions used as at December 31, 2015, undiscounted defined pension benefits expected to be paid are as follows:

$
2016	453
2017	463
2018	481
2019	502
2020	514
Thereafter	17,439
19,852
The weighted average duration of the defined benefit obligation is 16.3 years.
Total expenses for the Company's defined contribution plan in its German subsidiary amounted to approximately $159,000 for the year ended December 31, 2015 ($232,954 for 2014 and $228,771 for 2013).

(40)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

20	Finance income and finance costs
Components of the Company's finance income and finance costs can be summarized as follows:

	Years ended December 31,
	2015	2014	2013
	$	$	$
Finance income
Change in fair value of warrant liability	—	18,272	1,563
Gain associated with the extinguishment of warrant liability (note 17)	162	—	—
Gains due to changes in foreign currency exchange rates	—	1,879	—
Interest income	143	168	185
	305	20,319	1,748
Finance costs
Change in fair value of warrant liability	(10,956)	—	—
Warrant exercise inducement fee (note 15)	(2,926)	—	—
Losses due to changes in foreign currency exchange rates	(1,767)	—	(1,512)
	(15,649)	—	(1,512)
	(15,344)	20,319	236

21	Supplemental disclosure of cash flow information

	Years ended December 31,
	2015	2014	2013
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	270	(578)	(3)
Inventory	—	—	112
Prepaid expenses and other current assets	(111)	(2,453)	(6,454)
Other non-current assets	58	(204)	(124)
Payables and accrued liabilities	(1,013)	1,732	(900)
Deferred revenues	—	1,101	—
Provision for restructuring costs (note 14)	(1,840)	(687)	—
Employee future benefits (note 19)	(507)	(621)	(631)
Provisions and other non-current liabilities	(252)	(163)	10
	(3,395)	(1,873)	(7,990)

During the year ended December 31, 2014, the Company paid approximately $111,000 in income taxes in the form of foreign jurisdiction withholding tax on payments received pursuant to the agreements entered into with Sinopharm, as discussed in note 5 – Development, commercialization and license arrangements.

(41)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

22	Income taxes
Significant components of current and deferred income tax expense are as follows:

	Years ended December 31,
	2015	2014	2013
	$	$	$
Current tax expense	—	111	—
Deferred tax:
Origination and reversal of temporary differences	8,920	10,246	(4,253)
Adjustments in respect of prior years	—	5	418
Change in unrecognized tax assets	(8,920)	(10,251)	3,835
Income tax expense	—	111	—

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2015	2014	2013
Combined Canadian federal and provincial statutory income tax rate	26.9%	26.9%	26.9%

	Years ended December 31,
	2015	2014	2013
	$	$	$
Income tax recovery (expense) based on combined statutory income tax rate	13,511	4,426	(1,833)
Change in unrecognized tax assets	(8,581)	(10,251)	3,835
Permanent difference attributable to the use of local currency for tax reporting	(1,297)	145	(892)
Permanent difference attributable to net change in fair value of warrant liability	(3,754)	4,408	(217)
Share-based compensation costs	(248)	(133)	(596)
Difference in statutory income tax rate of foreign subsidiaries	1,135	1,398	(809)
Permanent difference attributable to expiring loss carry forward	(563)
Permanent difference attributable to unrealized foreign exchange gain/loss	—	18	131
Foreign witholding tax	—	(111)	—
Adjustments in respect of prior years	—	5	418
Other	(203)	(16)	(37)
	—	(111)	—
Income tax expense of $111,000 for the year ended December 31, 2014 represents current taxation in the form of foreign jurisdiction tax withholdings on payments pursuant to the licensing agreement entered into with Sinopharm (note 5 – Development, commercialization and licensing arrangements).

(42)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable.
Loss before income taxes
Loss before income taxes is attributable to the Company's tax jurisdictions as follows:

	Years ended December 31,
	2015	2014	2013
	$	$	$
Germany	(20,500)	(29,672)	(19,784)
Canada	(29,496)	12,867	(7,639)
United States	(232)	(271)	183
	(50,228)	(17,076)	(27,240)
Significant components of deferred tax assets and liabilities are as follows:

	As at December 31,
	2015	2014
	$	$
Deferred tax assets
Non-current:
Operating losses carried forward	1,355	2,139
Intangible assets	6,242	7,918
	7,597	10,057
Deferred tax liabilities
Current:
Deferred revenues	327	941
	327	941
Non-current:
Property, plant and equipment	9	17
Deferred revenues	6,868	7,979
Warrant liability	390	1,116
Other	3	4
	7,270	9,116
	7,597	10,057
Deferred tax assets (liabilities), net	—	—

(43)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of unrecognized deferred tax assets are as follows:

	As at December 31,
	2015	2014
	$	$
Deferred tax assets
Current:
Onerous contract and other provisions	167	102
	167	102
Non-current:
Deferred Revenues	155	—
Operating losses carried forward	64,471	62,094
Research and development costs	9,207	10,987
Unused tax credits	7,977	9,517
Employee future benefits	1,919	2,455
Property, plant and equipment	219	1,175
Share issue expenses	1,226	817
Onerous contract provisions	96	198
Intangible assets	190	227
Other	197	296
	85,657	87,766
Unrecognized deferred tax assets	85,824	87,868
As at December 31, 2015, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follows:

	Canada
	Federal	Provincial
	$	$
2028	6,592	5,206
2029	4,791	4,773
2030	4,105	4,089
2031	1,753	1,738
2032	4,250	4,250
2033	3,721	3,721
2034	4,154	4,154
2035	9,587	9,625
	38,953	37,556
The Company has estimated non-refundable R&D investment tax credits of approximately $7,977,000 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2018 to 2034.

(44)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the United States. The losses amount to approximately $171,064,000 in Germany, for which there is no expiry date, and to $1,145,000 in the United States, which expire as follows:

United States
$
2028	369
2029	178
2034	151
2035	447
1,145
The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities.
Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issue expenses which are amortizable over five years.

23	Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D activities, selling and G&A expenses, working capital and capital expenditures.
Over the past several years, the Company has increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs as its primary source of liquidity, as discussed in note 17 – Share capital.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio and to pursue appropriate commercial opportunities as they may arise.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

24	Financial instruments and financial risk management
Financial assets (liabilities) as at December 31, 2015 and December 31, 2014 are presented below.

December 31, 2015	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 7)	41,450	—	—	41,450
Trade and other receivables (note 8)	297	—	—	297
Restricted cash equivalents (note 9)	255	—	—	255
Payables and accrued liabilities (note 13)	—	—	(3,837)	(3,837)
Provision for restructuring costs (note 14)	—	—	(625)	(625)
Warrant liability including current portion (note 15)	—	(10,891)	—	(10,891)
Other non-current liabilities (note 16)	—	—	(98)	(98)
	42,002	(10,891)	(4,560)	26,551

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

December 31, 2014	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 7)	34,931	—	—	34,931
Trade and other receivables (note 8)	796	—	—	796
Restricted cash equivalents (note 9)	760	—	—	760
Payables and accrued liabilities (note 13)	—	—	(5,256)	(5,256)
Provision for restructuring costs (note 14)	—	—	(1,105)	(1,105)
Warrant liability (note 15)	—	(8,225)	—	(8,225)
Other non-current liabilities (note 16)	—	—	(130)	(130)
	36,487	(8,225)	(6,491)	21,771
Fair value
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).
The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities, provision for restructuring costs and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.
Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk), and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash equivalents, trade and other receivables and restricted cash equivalents. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade credit rating of at least "A" or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at December 31, 2015, trade accounts receivable for an amount of approximately $122,000 were with two counterparties, and no trade accounts receivable were past due or impaired.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 23 – Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. The Company's ability to continue future operations beyond December 31, 2016 and to fund its activities is dependent on its ability to secure additional financings, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, promotional arrangements, the issuance of securities and other financing activities. Management will pursue such additional sources of financing when required, and while the Company has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available or on terms acceptable to the Company.

(c)	Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the intrinsic valuation and the Black-Scholes option pricing model. These valuation models are impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive (loss) income, has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ, has ranged from $4.00 to $84.20 during the year ended December 31, 2015.
If variations in the market price of our common shares of -10% and +10% were to occur, the impact on the Company's net (loss) related to the warrant liability held at December 31, 2015 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability, including current portion	10,891	1,059	(1,067)
Total impact on net loss – decrease / (increase)		1,059	(1,067)

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

25	Commitments and contingencies
The Company is committed to various operating leases for its premises. Expected future minimum lease payments which also include future payments in connection with utility service agreements and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with service and manufacturing agreements, as at December 31, 2015 are as follows:

	Minimum lease payments	Minimum sublease receipts	Service and manufacturing
	$	$	$
Less than 1 year	1,367	(385)	639
1 - 3 years	2,394	(487)	370
4 - 5 years	1,837	(23)	—
More than 5 years	286	—	—
Total	5,884	(895)	1,009
During the quarter, the Company's lease agreement in Germany for laboratory, office, and storage space was terminated, and the Company entered into a new lease agreement for the rental of less space on the same premises as compared to the Company's former arrangement. The new lease expires on April 30, 2021 and is subject to renewal upon notice by the Company for two additional four-year periods. Under the terms of the arrangement, the minimum lease payment may be increased or decreased in accordance with the fluctuations in the German consumer price index up to 5% on a cumulative basis.
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters. No contingent liabilities have been accrued as at December 31, 2015 or 2014.
Class Action Lawsuit
The Company and certain of its current and former officers are defendants in a class-action lawsuit pending in the United States District Court for the District of New Jersey (the "Court"), brought on behalf of shareholders of the Company. The pending lawsuit is the result of the consolidation of several lawsuits, the first of which was filed on November 11, 2014. The plaintiffs filed their amended consolidated complaint on April 10, 2015. The amended complaint alleged violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™, a product that the Company developed for use in the diagnosis of adult growth hormone deficiency, and the prospects for the approval of the Company's new drug application for the product by the US Food and Drug Administration. The plaintiffs seek to represent a class comprised of purchasers of the Company's common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the court.
On September 14, 2015, the Court dismissed the lawsuit, but granted the plaintiffs leave to amend. In dismissing the lawsuit, the Court stated that "taking the complaint as a whole, plaintiffs have failed to state a claim" under the Private Securities Litigation Reform Act of 1995 or Rule 9 of the Federal Rules of Civil Procedure. On October 14, 2015, the plaintiffs filed a Second Amended Complaint against the Company. The Company filed a motion to dismiss the Second Amended Complaint on November 11, 2015, because management believes that the Second Amended Complaint also fails to state a claim. See note 28 – Subsequent event.
The Company's directors' and officers' insurance policies ("D&O Insurance") provide for reimbursement of certain costs and expenses incurred in connection with the defense of this lawsuit, including legal and professional fees, as well as other loss (damages, settlements, and judgments), if any, subject to certain policy exclusions, restrictions, limits, deductibles and other terms. The Company believes that the D&O Insurance applies to the purported lawsuit; however, the insurers have

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

issued standard reservations of rights letters reserving all rights under the D&O Insurance. Legal and professional fees are expensed as incurred, and no reserve is established for them.
While the Company believes that it has meritorious defenses and intends to defend this purported lawsuit vigorously, management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit. Accordingly, the Company has not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and the Company could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, its applicable D&O Insurance and could have a material adverse impact on the Company's financial condition, results of operations, liquidity, and cash flows.

26	Net (loss) income per share
The following table sets forth pertinent data relating to the computation of basic and diluted net (loss) income per share attributable to common shareholders.

	Years ended December 31,
	2015	2014	2013
	$	$	$
Net loss from continuing operations	(50,228)	(17,187)	(27,240)
Net income from discontinued operations	85	623	34,055
Net (loss) income	(50,143)	(16,564)	6,815
Basic weighted average number of shares outstanding	2,763,603	590,247	294,765
Dilutive effect of stock options	5,094	—	—
Dilutive effect of share purchase warrants	655,639	—	—
Diluted weighted average number of shares outstanding	3,424,336	590,247	294,765
Items excluded from the calculation of diluted net (loss) income per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect.

Stock options	36,661	23,242	21,155
Warrants (number of equivalent shares)	55,671	287,852	71,419
For the year ended December 31, 2015, the diluted net loss per share was the same as the basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for this period was calculated using the basic weighted average number of shares outstanding.

The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as registered direct and public offerings and ATM drawdowns, which resulted in the issuance of a total of 3,250,481 common shares during the year (201,971 and 199,827 common shares during the years ended December 31, 2014 and 2013, respectively). Additionally, during the year ended December 31, 2015, 6,023,125 common shares were issued in connection with the exercise of warrants (see note 15 - Warrant liability and note 17 - Share capital).

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

27	Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.
Geographical information
Revenues by geographical area are detailed as follows:

	Years ended December 31,
	2015	2014	2013
	$	$	$
United States	217	6	33,640
Switzerland	312	956	34,081
Japan	18	61	6,586
China	302	—	—
Other	27	25	212
	876	1,048	74,519
Amounts presented:
Within discontinued operations	331	1,037	68,344
Within continuing operations	545	11	6,175
	876	1,048	74,519
Revenues have been allocated to geographic regions based on the country of residence of the Company's external customers or licensees.
Non-current assets* by geographical area are detailed as follows:

	As at December 31,
	2015	2014
	$	$
Germany	8,280	9,778
Canada	49	58
	8,329	9,836
_______________________________
* Non-current assets include property, plant and equipment, identifiable intangible assets and goodwill.
Major customers representing 10% or more of the Company's revenues in each of the last three years are as follows:

	Years ended December 31,
	2015	2014	2013
	$	$	$
Company 1*	312	956	34,081
Company 2*	—	—	33,640
Company 3	—	—	5,952
Company 4	217	—	—
Company 5	302	—	—
_______________________________
*Related to the Cetrotide® Business (see note 6 – Discontinued operations).

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

28	Subsequent event
Class Action Lawsuit
The hearing of the motion to dismiss the Second Amended Complaint occurred on January 19, 2016. On March 2, 2016, the Court issued an order granting the Company's motion to dismiss the complaint in part and denying it in part.  The Court dismissed certain of the Company's' current and former officers from the lawsuit.  The Court allowed the claim that the Company omitted material facts from public statements during the Class Period to proceed against the Company and the former CEO who departed in 2013, while dismissing such claims against other current and former officers.  The Court also allowed a claim for “controlling person” liability to proceed against certain current and former officers.  The Company disagrees with the Court's decision and filed a motion for reconsideration on March 16, 2016.

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